UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NATUROL HOLDINGS LTD.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

639048 10 7

(CUSIP Number)

3GC Ltd.

2856 La Casita Ave.

Las Vegas, Nevada 89120

(702) 435-4268

(Name, Address and Telephone Number of Person Authorized to

Received Notices and Communications)

September 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    3GC Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions):         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION         Nevada

NUMBER OF                  (7) SOLE VOTING POWER                         2,954,415

SHARES

BENEFICIALLY             (8) SHARED VOTING POWER                                 0

OWNED BY

EACH REPORTING       (9) SOLE DISPOSITIVE POWER                 2,954,415

PERSON WITH

                                        (10) SHARED DISPOSITIVE POWER                       0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,954,415

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.4%

14 TYPE OF REPORTING PERSON (See Instructions)

(CO) CORPORATION

EXPLANATORY STATEMENT

        This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by 3GC Ltd. ("3GC"), the "Reporting Person" with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Naturol Holdings Ltd., a Delaware corporation (the "Issuer") or ("Naturol"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

ITEM 1. SECURITY AND ISSUER

        This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 201 E. Elizabeth St., Elizabeth City, NC 27909.

ITEM 2. IDENTITY AND BACKGROUND

  The Reporting Person is 3GC Ltd.

  3GC's address is 2856 La Casita Ave., Las Vegas, Nevada 89120.

  3GC's principal business is a business consulting firm.

  3GC has not been convicted in a criminal proceeding during the last five years.

  3GC, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        From January 17, 2002 through September 5, 2003, 3GC acquired beneficial ownership of 148,363 shares of Common Stock directly from the Issuer.

        On August 27, 2003, 3GC acquired beneficial ownership of 2,556,052 shares of Common Stock of the Issuer through an Equity-for-Debt Exchange Agreement. Pursuant to the agreement, the Issuer exchanged $255,605.14 of notes payable to 3GC for 2,566,052 shares of common stock of the Issuer.

        On September 5, 2003, 3GC acquired beneficial ownership of 250,000 shares of Common Stock by purchasing shares at $0.10 per share directly from the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

        3GC holds the Shares as reported herein for the purpose of investment.

        Except as set forth in this Item 4, 3GC has no present plans or proposals to acquire additional securities of the Issuer. However, 3GC reserves the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Issuer's Securities. Upon a material change in the beneficial ownership of 3GC, 3GC will amend this Schedule 13D.

        Other than as described above, 3GC has no present plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D:

  the acquisition by an unaffiliated person of securities of the Issuer, or the disposition of securities of the issuer;

  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

  a sale or transfer of a material amount of assets of the Issuer;

  a change in the present board of directors of the Issuer as a result of a merger or acquisition transaction;

  a material change in the present capitalization or dividend policy of the Issuer;

  a material change in the Issuer's business or corporate structure based on the completion of a merger or acquisition;

  changes in the Issuer's charter or bylaws as a result of a merger or acquisition, which may impede the acquisition of control of the Issuer by any person;

  causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  an action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  3GC beneficially owns 2,954,415 shares of the Issuer's common stock. The 2,954,415 represents 36.4% of the Issuer's common stock based on the outstanding shares on September 5, 2003.

  (i) Sole Power to Vote or Direct the Vote:

        2,954,415 shares of Common Stock

        (ii) Shared Power to Vote or Direct the Vote:

        0 shares

        (iii) Sole Power to Dispose or Direct the Disposition:

        2,954,415 shares of Common Stock

        (iv) Shared Power to Dispose or Direct the Disposition:

        0 shares

  On August 27, 2003, 3GC entered into an Equity-for-Debt Exchange Agreement with the Issuer, whereas 3GC and the Issuer agreed to exchange $255,605.14 of current notes of the Issuer payable to 3GC for 2,556,052 shares of common stock of the Issuer.

On September 4, 2003, 3GC purchased 250,000 shares of common stock of the Issuer for a total purchase price of $25,000, all of which was paid in cash.

  Not Applicable

  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as described above, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer between 3GC and the Issuer.

ITEM 7. EXHIBITS

    N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                3GC, Ltd.

                                                                                By:/S/Gary Grieco

                                                                                     Gary Grieco, President of 3GC Ltd.

Dated: September 12, 2003